                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                  DEPOMED, INC.
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                    249908104
                                 (CUSIP Number)

                        ELAN INTERNATIONAL SERVICES, LTD.
                            c/o Brock Silverstein LLC
                          800 Third Avenue, 21st floor
                            New York, New York 10022
                                 (212) 371-2000
                         Attention: David Robbins, Esq.
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                January 21, 2000
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /_/


                       (Continued on the following pages)

----------------------------------            ---------------------------------
        CUSIP No. 249908104            13D                 Page 2
----------------------------------            ---------------------------------


-------------------------------------------------------------------------------
  1     NAME OF REPORTING PERSON Elan International Services, Ltd.

        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON   N/A

-------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) /_/

                 (b)  /_/

-------------------------------------------------------------------------------
  3     SEC USE ONLY


-------------------------------------------------------------------------------
  4     SOURCE OF FUNDS                             WC


-------------------------------------------------------------------------------
  5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) OR 2(e) /_/

-------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION        Bermuda


-------------------------------------------------------------------------------
  Number of             7      SOLE VOTING POWER                   714,286
   Shares
                               (See Item 5)
                     ----------------------------------------------------------
 Beneficially           8      SHARED VOTING POWER                 0
   Owned by

                     ----------------------------------------------------------
  Each Reporting        9      SOLE DISPOSITIVE POWER              714,286

                               (See Item 5)
                     ----------------------------------------------------------
    Person With         10     SHARED DISPOSITIVE POWER            0


-------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        714,286 shares (See Item 5)
-------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

        /_/
-------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        9.94% (based on 6,475,077 shares outstanding as set forth in the Issuer's quarterly report on Form 10-QSB for the quarter ended September 30, 1999)

-------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON                                  CO


-------------------------------------------------------------------------------

----------------------------------            ---------------------------------
        CUSIP No. 249908104            13D                 Page 3
----------------------------------            ---------------------------------


ITEM 1.  SECURITY AND ISSUER.

         Common Stock, no par value (the "Common Stock"), of Depomed, Inc., a California corporation (the "Issuer"). The principal executive offices of the Issuer are located at 366 Lakeside Drive, Foster City, CA 94404.

ITEM 2.  IDENTITY AND BACKGROUND.

         This Form 13-D is filed by Elan International Services, Ltd., a Bermuda exempted company ("EIS"), 102 St. James Court, Flatts, Smiths Parish, FL 04, Bermuda. EIS is a wholly-owned subsidiary of Elan Corporation, plc, an Irish public limited company ("Elan"), with its principal offices located at Lincoln House, Lincoln Place, Dublin 2, Ireland. During the last five years, none of the directors or officers of EIS: (i) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which proceeding it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Pursuant to a Securities Purchase Agreement, dated January 21, 2000 (the "Securities Purchase Agreement"), by and between EIS and the Issuer, EIS acquired (a) 714,286 shares of Common Stock of the Issuer for consideration of $5,000,000 and (b) 12,015 shares Series A Preferred Stock, no par value, of the Issuer for consideration of $12,015,000. The consideration for the above-referenced securities was provided by EIS's general corporate funds. In addition, the Issuer issued to EIS a convertible promissory note in an aggregate principal amount of $8,010,000 (the "Convertible Note"), which bears interest at an annual rate of 9.0%.

         For so long as EIS and/or its affiliates collectively own at least 10% of the Issuer's Common Stock (or securities convertible, exchangeable or exercisable for or into Common Stock) EIS shall be entitled to nominate one member for election to the Issuer's Board of Directors.

         The shares of Series A Preferred Stock held by EIS are not convertible into shares of Common Stock until January 21, 2002. As of January 21, 2000, the Convertible Note is not convertible into any shares of Common Stock.

ITEM 4.  PURPOSE OF TRANSACTION

         EIS acquired the above-referenced securities for investment purposes. Except as set forth above, EIS has no plan or proposal which relates to or would result in:

                  (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

                  (b) An extraordinary corporate transaction such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

----------------------------------            ---------------------------------
        CUSIP No. 249908104            13D                 Page 4
----------------------------------            ---------------------------------


                  (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

                  (d) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number of or term of Directors or to fill any existing vacancies on the Board;

                  (e) Any material change in the present capitalization or dividend policy of the Issuer;

                  (f) Any other material change in the Issuer's business or corporate structure;

                  (g) Changes in the Issuer's charter, by-laws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

                  (h) Causing the Common Stock to cease to be authorized to be traded on the American Stock Exchange;

                  (i) To have the Common Stock terminated from registration under the Securities Act of 1933; or

                  (j) Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN THE SECURITIES OF THE ISSUER.

         With respect to EIS:

                  (a) 714,286 shares of Common Stock, representing 9.94% (based upon 6,475,077 shares of Common Stock outstanding as set forth on the Issuer's Form 10-QSB for the quarter ended September 30, 1999).

                  (b) Sole power to vote: 714,286
                      Shares shared power to vote: -0-
                      Sole power to dispose: 714,286
                      Shares shared power to dispose: -0-

                  (c) None.

                  (d) None.

                  (e) Not Applicable.

----------------------------------            ---------------------------------
        CUSIP No. 249908104            13D                 Page 5
----------------------------------            ---------------------------------


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Pursuant to the Convertible Note issued to the Issuer by EIS, the Issuer may, in certain circumstances, draw down up to $8,010,000 at any time during the two-year period commencing January 21, 2000. From the date of issuance until the Note is paid in full, EIS shall have the right to convert all or a portion of the outstanding principal amount, including any unpaid interest thereon, into such number of Common Stock obtained by dividing the sum of the outstanding principal amount, including any interest accrued thereon, by $10.00, subject to certain adjustments.

         The Issuer and EIS have formed a joint venture company, DepoMed Development Ltd., a Bermuda exempted limited liability company ("DMD"). Pursuant to the Securities Purchase Agreement, EIS may, subject to certain conditions, exchange at any time all of the outstanding shares of Series A Preferred Stock held by EIS into 50% of the then total outstanding capital stock of DMD.

         Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among EIS or between such persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any securities of the Company, finder's fees, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

         1. Securities Purchase Agreement, dated January 21, 2000.*

-------------------------------------------------------------------------------
* Incorporated by reference to the Issuer's Current Report on Form 8-K dated February 18, 2000 (Commission File No. 001-13111)

----------------------------------            ---------------------------------
        CUSIP No. 249908104            13D                 Page 6
----------------------------------            ---------------------------------


                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of:  February 1, 2000




                                             ELAN INTERNATIONAL SERVICES, LTD.


                                             By: /s/ Kevin Insley
                                                -------------------------------
                                                 Name:  Kevin Insley
                                                 Title: Director

----------------------------------            ---------------------------------
        CUSIP No. 249908104            13D                 Page 7
----------------------------------            ---------------------------------


                                  EXHIBIT INDEX

1.    Securities Purchase Agreement, dated January 21, 2000.*

-------------------------------------------------------------------------------
* Incorporated by reference to the Issuer's Current Report on Form 8-K dated February 18, 2000 (Commission File No. 001-13111)